UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment [X]) *

                                    KFx Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   48245L 10 7
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                   Landrica Development Company
                   Tax ID: 46-0379669

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization

                   South Dakota

                   Number of           5    Sole Voting Power        2,000,000
                    Shares
                 Beneficially          6    Shared Voting Power            -0-
                   Owned by
                     Each
                   Reporting           7    Sole Dispositive Power   2,000,000
                    Person
                     With              8    Shared Dispositive Power       -0-


     9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,000,000

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 N/A

    11.  Percent of Class Represented by Amount in Row (9)

                 5.21%

    12.  Type of Reporting Person

                 CO

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                   Wyodak Resources Development Corporation
                   Tax ID: 46-0249273

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization

                 South Dakota

                   Number of            5    Sole Voting Power        2,000,000
                    Shares
                 Beneficially           6    Shared Voting Power            -0-
                   Owned by
                     Each
                   Reporting            7    Sole Dispositive Power   2,000,000
                    Person
                     With               8    Shared Dispositive Power       -0-

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,000,000

    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 N/A

    11.   Percent of Class Represented by Amount in Row (9)

                 5.21%

    12.   Type of Reporting Person

                 CO

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

               Black Hills Energy, Inc.
               Tax ID: 46-0459888

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization

                 South Dakota

                   Number of            5    Sole Voting Power        2,000,000
                    Shares
                 Beneficially           6    Shared Voting Power            -0-
                   Owned by
                     Each
                   Reporting            7    Sole Dispositive Power   2,000,000
                    Person
                     With               8    Shared Dispositive Power       -0-


     9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,000,000

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 N/A

    11.  Percent of Class Represented by Amount in Row (9)

                 5.21%

    12.  Type of Reporting Person

                 CO

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

            Black Hills Corporation
            Tax ID: 46-0458824

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization

                South Dakota

                   Number of            5    Sole Voting Power        2,000,000
                    Shares
                 Beneficially           6    Shared Voting Power            -0-
                   Owned by
                     Each
                   Reporting            7    Sole Dispositive Power   2,000,000
                    Person
                     With               8    Shared Dispositive Power       -0-

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,000,000

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 N/A

    11.  Percent of Class Represented by Amount in Row (9)

                 5.21%

    12.  Type of Reporting Person

                 CO

Item 1.      (a)  Name of Issuer:   KFx Inc.

             (b)  Address of Issuer's Principal Executive Offices:

                  3300 East 1st Avenue, Suite 290
                  Denver, Colorado  80206

Item 2.      (a)  Name of Person Filing:

                    Landrica Development Company ("Landrica"), Wyodak Resources Development Corp. ("Wyodak"), Black Hills Energy, Inc. ("Black Hills Energy") and Black Hills Corporation ("Black Hills").

                    Landrica is a wholly-owned subsidiary of Wyodak, Wyodak is a wholly-owned subsidiary of Black Hills Energy, and Black Hills Energy is a wholly-owned subsidiary of Black Hills.

                    Wyodak, Black Hills Energy and Black Hills may be deemed to beneficially own the shares of KFx Inc. held by Landrica.

                    Wyodak, Black Hills Energy and Black Hills do not own any shares of KFx Inc. outside of Landrica.

             (b)  Address of Principal Business Office:

                    The business address of each of Landrica, Wyodak, Black Hills Energy and Black Hills is P.O. Box 1400, 625 Ninth Street, Rapid City, South Dakota 57709.

             (c)  Citizenship:

                    Landrica,   Black   Hills   Energy   and  Black   Hills  are
                    corporations organized under South Dakota law. Wyodak is a corporation organized under Delaware law.

             (d)  Title of Class of Securities:   Common Stock, par value $.001

             (e)  CUSIP Number:   48245L 10 7

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned:         2,000,000*

               (b)  Percent of class:                  5.21%

               (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                                    2,000,000*

                  (ii)  Shared power to vote or to direct the vote:

                                            -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                                    2,000,000*

                  (iv)  Shared power to dispose or to direct the disposition of:

                                            -0-

* Includes 1,300,000 shares issuable upon exercise of stock warrants currently exercisable at an exercise price of $3.65 per share, subject to certain adjustments.

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person.

             See Item 2(a) above.

Item 8.      Identification and Classification of Members of the Group

             Not applicable

Item 9.      Notice of Dissolution of Group

             Not applicable

Item 10.     Certification

             By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Exhibit A    Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 10, 2003

                                              LANDRICA DEVELOPMENT
                                              COMPANY

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              WYODAK RESOURCES
                                              DEVELOPMENT CORP.

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              BLACK HILLS ENERGY, INC.

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              BLACK HILLS CORPORATION

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO

                                                                EXHIBIT A

                             JOINT FILING AGREEMENT

     This Joint Filing Agreement (this "Agreement") dated as of the 10th day of February, 2003, is by and between the undersigned parties.

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of KFx Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                                              LANDRICA DEVELOPMENT COMPANY

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              WYODAK RESOURCES DEVELOPMENT CORP.

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              BLACK HILLS ENERGY, INC.

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO


                                              BLACK HILLS CORPORATION

                                              By: /s/ Mark T. Thies
                                              Senior Vice President and CFO